SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007 (report no. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENTS NOS. 333-127883, 333-11250, 333-12996, AND 333-109766) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-11842, 333-9352, 333-11154, 333-13686, 333-111112, 333-111113 AND 333-134355), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: NICE Systems Names Dafna Gruber as New Corporate Vice President and Chief Financial Officer. Dated January 3, 2007.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated: January 3, 2007

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EXHIBIT INDEX

1. Press Release: NICE Systems Names Dafna Gruber as New Corporate Vice President and Chief Financial Officer. Dated January 3, 2007.

NICE Systems Names Dafna Gruber as New Corporate Vice President and Chief Financial Officer

New CFO brings strengths in corporate finance and M&A

Ra`annana, Israel, January 03, 2007 - NICE Systems (NASDAQ: NICE) the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance,  today announced that Dafna Gruber will be joining the company as corporate vice president and chief financial officer (CFO) during the second quarter of 2007. NICE`s departing CFO, Ran Oz, will remain with the Company during the transition period to ensure a smooth transition.

"Dafna brings more than 14 years of experience, great talent and skills both in finance and in business leadership in the hi-tech industry," said Haim Shani, chief executive officer at NICE Systems Ltd. "Having been CFO of a global, publicly traded company in NASDAQ, Dafna will contribute to our finance, operations, investment community relations and business strategy. She also brings with her experience in corporate finance and mergers and acquisitions which are essential in order to execute our growth strategy going forward."

Ms. Gruber brings to NICE vast experience, having most recently serving since 2001 as the chief financial officer at Alvarion (NASDAQ: ALVR), the world`s leading provider of innovative wireless network solutions. Prior to that, from 1997 to 2001, Ms. Gruber was the chief financial officer of Breezecom, which was merged with Floware to create Alvarion, and the controller of that company since 1996. From 1993 to 1996 Ms. Gruber was a controller at Lannet, a worldwide leading data communications company, subsequently acquired by Lucent.  Ms. Gruber is Certified Public Accountant (CPA) and holds a B.A. in Accounting and Economics from Tel Aviv University.

"I am excited about the opportunity to make a change and extend the scope of my career, by joining NICE, the leading company in its markets and be part of an industry new to me," said Dafna Gruber. "NICE has achieved an impressive track record and I am looking forward to contribute to the company`s future success."

About NICE
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions, based on advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE is revolutionizing VoIP interactions management with state-of-the-art solutions for IP contact centers, branches, and command and control centers.  NICE`s solutions are changing the way organizations make decisions, helping them improve business and operational performance, address security threats and be proactive.  NICE has over 24,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at www.NICE.com.

Corporate Media Contact Tania Aamar	NICE Systems tania.amar@NICE.com	+1 877 245 7448
Investors Daphna Golden	NICE Systems ir@NICE.com	+1 877 245 7449

Trademark Note:  360o View, Alpha, Customer Feedback, Dispatcher Assessment, Emvolve Performance Manager, Encorder, eNICELink, Executive Connect, Executive Insight*, FAST, FAST alpha blue, FAST alpha silver, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE Analyzer, NICECall, NICECall Focus, NICECLS, NICE Inform, NICE Learning, NICELog, NICE Perform, NICEScreen, NICE Storage Center, NICETrack, NICEUniverse, NICEUniverse Compact, NICEVision, NICEVision ALTO, NICEVision Harmony, NICEVision Mobile, NICEVision NVSAT, NICEVision PRO, Performix Technologies, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owner.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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